

December 22, 2014

Via E-Mail
Mr. Richard A. Meier
Chief Financial Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

      Re: Owens & Minor, Inc.
              Form 10-K for the Year Ended December 31, 2013
              Filed February 25, 2014
              Response dated December 15, 2014
              File No. 001-09810

Dear Mr. Meier:

We have reviewed your responses and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 15. Exhibits and Financial Statement Schedules, page 28

Notes to Consolidated Financial Statements, page 34

1.   We note your response to comment one of our letter dated November 14, 2014 and it appears to us that you believe the revenue earned under the buy/sell model (i.e. distribution), which comprised 96.41% and 96.09% of your total revenue for the years ended December 31, 2013 and nine months ended September 30, 2014, respectively, solely represents product revenue and does not include any service revenue. Please provide us with the following information so that we may better understand the basis for your conclusion:

- Expand your response to discuss how the distribution fee revenue under your buy/sell model (page 36) was considered to arrive at your conclusion that the revenue earned under the buy/sell model only represents product revenue. In this regard, we note in the December 4, 2013 Analyst Meeting conference transcript where your Chief Operating Officer states that the majority of the Company's margin comes from revenues from supply chain activities and the Company's objective is to gain a customer and expand the logistics services it offers.

- Tell us whether the Company is able to directly mark-up the price of the product sold to customers under the buy/sell model, or if the product price changes can only be made by suppliers or manufacturers. In this regard, we noted several references in the Company's earnings and conference call transcripts to the impact on distribution gross margins resulting from supplier and manufacturer price changes (i.e. product inflation/deflation). We also note your domestic segment disclosure (page 4) which appears to state that the contract cost is agreed to by the customer and the supplier, and your distribution fee is then added to this agreed upon contract cost.

- With respect to your negotiated percentage distribution fee that is added to the contract cost (page 4), please clarify whether the underlying agreements with your customers identify the individual types of services (e.g. transportation, warehousing, back-office, etc.) that the Company shall provide in exchange for the distribution fee. In this regard, we note the Company's discussion in the Q2 2013 earnings conference call transcript with respect to the pricing of services and competitive pressures on margin with certain contract resigns around that time.

- Generally describe the nature of services and types of products that the Company provides under both the buy/sell arrangements and the fee-for-service arrangements, and highlight any similarities or differences in services and products provided under the two types of arrangements. In this regard, we note in the May 15, 2013 conference transcript where your Chief Executive Officer states that under cost plus the Company has to do all the transportation, all the warehousing, all the back office, everything that would be associated and maybe multiple deliveries, low unit of measure; and under fee-for-service, that is all broken out individually, and it is basically costed out on activity-based costing.

- Identify the nature of the revenue from services that was less than 5 percent of net revenues, which the Company referenced in its March 22, 2005 response to staff comments on the December 31, 2003 Form 10-K, and whether the Company still records this type of revenue.

Note 1- Summary of Significant Accounting Policies, page 34

Selling, General and Administrative (SG&A) Expenses, page 36

2.   We note in your response to comment two of our letter dated November 14, 2014 that you distinguish between distribution costs and incremental shipping and handling costs; and, in your view, the guidance in ASC 605-45-50-2 (formerly EITF 00-10) is intended to allow for comparability of product cost by disclosing the amount and the geography of incremental and generally third party costs as the treatment of these charges varies by company. As stated in paragraph three of EITF 00-10 and for purposes of that Issue, "shipping" is understood to be those costs that are incurred to physically move the product from the seller's place of business to the buyer's designated location; and shipping costs generally comprise payments to third-party shippers but may also be costs incurred directly by the seller. In addition, paragraph three states that "handling" is understood to be those costs incurred to store, move, and prepare the products for shipment. Please advise us of the following:

- Further explain to us why you believe that ASC 605-45-50-2 only requires disclosure of incremental and generally third party costs.

- To the extent that you believe your distribution costs do not meet the definition of "shipping" and "handling" for purposes of disclosure under ASC 605-45-50-2, please explain to us the basis for your conclusion.

You may contact Julie Marlowe at (202) 551-5395 or John Archfield at (202) 551-3315 if you have questions regarding the comments and related matters.

Sincerely,

/s/Craig H. Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining